Exhibit 12
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002

Income before assessments	$345,954	$300,481	$309,186	$232,407	$242,930
Add: fixed charges (see below)	3,547,268	2,597,945	1,652,127	1,502,066	1,584,745

Total earnings	$3,893,222	$2,898,426	$1,961,313	$1,734,473	$1,827,675

Fixed charges: (1)
Interest expense	$3,546,666	$2,597,379	$1,651,569	$1,501,525	$1,584,253
Interest portion of rent expense	602	566	558	541	492

Total fixed charges	$3,547,268	$2,597,945	$1,652,127	$1,502,066	$1,584,745

Ratio of earnings to fixed charges (2)	1.10	1.12	1.19	1.15	1.15

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.